February 22, 2024

Via EDGAR

Mr. Paul Cline
Mr. Robert Telewicz
Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:     Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2022
File No. 001-13145

Dear Mr. Cline and Mr. Telewicz:
We are in receipt of your comment letter dated February 15, 2024, regarding Jones Lang LaSalle Incorporated’s (the “Company”) Form 10-K for the year ended December 31, 2022.

For your convenience, we have restated the comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) in italics, followed by our response:

Form 10-K for the year ended December 31, 2022
Item 8. Financial Statements and Supplemental Data
Revenue Recognition
Work Dynamics, page 82

1.We have reviewed your letter dated December 8, 2023. Please remove the adjustment for Gross contract costs from your non-GAAP measures Fee revenue and Fee-based operating expenses. Refer to Regulation G and, for additional guidance, Questions 100.01 and 100.04 of the Compliance & Disclosure Interpretations of Non-GAAP Financial Measures.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company will remove the adjustment for Gross contract costs from our non-GAAP measures related to Fee revenue and Fee-based operating expenses. The requested revisions will be reflected in our future filings, commencing with our first quarter 2024 reporting, with the United States Securities and Exchange Commission.
Sincerely,

/s/ Karen Brennan
Karen Brennan
Chief Financial Officer
Jones Lang LaSalle Incorporated